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                        [Letterhead of Sulzer Medica]






FOR IMMEDIATE RELEASE
---------------------
Larry Panitz, Investor Relations       409/848-4180
T.C. Selman II, Public Relations       409/848-4097




                   SULZER MEDICA LTD ANNOUNCES COMPLETION OF
                       TENDER OFFER FOR SPINE-TECH, INC.


ANGLETON, TX: (JANUARY 22, 1998) - Sulzer Medica Ltd, a leading orthopedic and cardiovascular device company headquartered in Winterthur, Switzerland, and with a significant presence in the US, completed its cash tender offer for the outstanding shares of common stock of Spine-Tech Inc ("Spine-Tech",
NASDAQ: SPYN). With the acquisition of this innovative, fast growing company, the Orthopedics Division of Sulzer Medica will achieve a major strengthening of its spinal market segment with its large growth potential.

The tender offer expired, as scheduled, at Midnight, New York City time, on Wednesday, January 21, 1998. Based on a preliminary count, at least 90% of Spine-Tech shares were tendered and accepted for payment at a price of $52.00 per share.

In the proposed second step of the acquisition, Sulzer Medica plans to merge its acquisition vehicle with and into Spine-Tech. As a result of such merger, each share of Spine-Tech common stock not previously purchased in Sulzer Medica's tender offer will be converted into a right to receive $52.00 in cash. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding shareholders of Spine-Tech. Sulzer Medica presently anticipates that the merger will be completed before the end of January 1998.

Sulzer Medica Ltd is focused on the development of implantable medical devices and biomaterials for the cardiovascular and orthopedics markets worldwide. The company's products include heart valves, pacemakers, defibrillators, ablation catheters, vascular grafts, artificial knees, hips, shoulders, and dental implants. (Zurich Stock Exchange: SMEN;NYSE:SM)



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